

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 16, 2018

<u>Via E-Mail</u>
Justin Davis-Rice
Executive Director
Bendon Group Holdings Limited
c/o Bendon Limited
Building 7C, Huntley Street
Alexandria
NSW 2015, Australia

      Re: **Bendon Group Holdings Limited**
               Amendment No. 1 to Registration Statement on Form F-4
               Filed April 11, 2018
               File No. 333-223786

Dear Mr. Davis-Rice:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please tell us whether you expect to receive conditional Nasdaq approval for the listing of your shares prior to seeking effectiveness of the registration statement. If not, please provide disclosure on the cover page and throughout the filing that such approval is not assured. Also disclose whether the merger condition for listing approval can be waived.

2. Please tell us whether Section 31.1 of the constitution of Bendon Group affects the ability of U.S. investors to bring an action against the company in a jurisdiction outside Australia. If so, please describe this provision in greater detail in the filing, including, as appropriate, under Risk Factors, Description of Holdco Securities, and Comparison of Rights of Common Stockholders of Naked and Ordinary Shareholders of Holdco.

Exhibit 5.1

3. Please revise to include the consent as indicated by Exhibit 23.3 on the exhibit list.

Exhibit 8.1

4. We note the statement that "the discussion set forth in the section… in the Registration Statement sets forth the material U.S. Federal income tax consequences …" Since you are using a short-form tax opinion please revise your opinion to state that the disclosure in the tax consequences section is the opinion of counsel. In this regard, please also revise your disclosure in the prospectus under "Material Federal Income Tax Consequences of the Transactions ..." For guidance, see Section III.B.2 of Staff Legal Bulletin 19.

5. Please delete the language in the penultimate paragraph stating that the opinion "may not be used or relied upon by anyone else other than Naked …" For guidance, see Section III.D.1 of Staff Legal Bulletin 19.

You may contact Jonathan Burr at (202) 551-5833 or Brigitte Lippmann at (202) 551-3713 with any questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel,
and Mining

cc: Jeffrey M. Gallant, Esq.
        Graubard Miller